SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. ____)*

Hooper Holmes Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

439 104 100

(CUSIP Number)

Ronald V. Aprahamian
Hooper Holmes Inc.
560 N. Rogers Road
Olathe, KS 66062
(913) 764-1045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies To:

Peter Mirakian III
Spencer Fane LLP
1000 Walnut Street, Suite 1400
Kansas City, MO 64106
(816) 474-8100

January 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No:    439 104 100

1.	NAME OF REPORTING PERSON:
Ronald V. Aprahamian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a)
(b)

3.    SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                            [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	8,035,844
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	8,035,844
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,035,844

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.        Security and Issuer.
This Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.04 per share (“Common Stock”), of Hooper Holmes Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 560 N. Rogers Road, Olathe, KS 66062.
This Statement of Beneficial Ownership on Schedule 13D is being filed to report Mr. Aprahamian’s purchase of 4,444,444 shares (the “New Shares”) of Common Stock upon the exercise of pro rata subscription rights issued to Mr. Aprahamian in a registered rights offering to all shareholders of record of the Issuer as of December 24, 2015. Mr. Aprahamian exercised his subscription rights to purchase the New Shares on January 25, 2016 at the offering price of $0.09 per share. The New Shares, when added to shares Mr. Aprahamian previously owned, directly and indirectly, caused his total beneficial ownership of the Issuer’s Common Stock to exceed 5%.
Item 2.        Identity and Background.
(a)    This Statement of Beneficial Ownership on Schedule 13D is being filed by Ronald V. Aprahamian.
(b)    Mr. Aprahamian, who serves as the Chairman of the Issuer’s board of directors, has a business address of 560 N. Rogers Road, Olathe, KS 66062.
(c)    Mr. Aprahamian’s principal occupation is as a self-employed, independent investor. His business address is 560 N. Rogers Road, Olathe, KS 66062.
(d)    Mr. Aprahamian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)    Mr. Aprahamian has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Aprahamian is a citizen of the United States.
Item 3.    Source and Amount of Funds or Other Consideration.
The aggregate purchase price paid by Mr. Aprahamian to the Issuer for the New Shares in the rights offering was $399,999.96, which Mr. Aprahamian paid out of personal funds.
Item 4.        Purpose of Transaction.
As described briefly in Item 1 above, Mr. Aprahamian acquired the New Shares upon the exercise of his pro rata subscription rights under a registered rights offering by the Issuer to holders of record of the Issuer’s Common Stock as of December 24, 2015. Mr. Aprahamian exercised both his ordinary subscription rights and his right to oversubscribe for shares available in the rights offering that were not subscribed for by other shareholders. Because the other shareholders of the Issuer did not fully exercise their ordinary subscription rights, Mr. Aprahamian’s percentage of the total number of outstanding shares of the Issuer increased above the 5% reporting threshold under Section 13(d) of the Securities Exchange Act of 1934. Mr.

Aprahamian continues to be the Chairman of the Company’s board of directors and actively participates in the board’s discussions and decision-making process.

Item 5.        Interest in Securities of the Issuer.
(a)    Mr. Aprahamian may be deemed to beneficially own 8,035,844 shares of Common Stock. Such ownership represents 6.9% of the issued and outstanding shares of the Issuer.
(b)    Number of shares as to which Mr. Aprahamian has:
(i)    sole power to vote or to direct the vote: 8,035,844
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of: 8,035,844
(iv)    shared power to dispose or direct the disposition of: 0
(c)-(e)    Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7.    Material to be Filed as Exhibits
Not applicable.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016    /s/ Ronald V. Aprahamian
Ronald V. Aprahamian